              S   A   M   E   X      M   I   N   I   N   G      C   O   R   P

S A M E X M I N I N G C O R P.

301 - 32920 Ventura Avenue Abbotsford, BC V2S 6J3 CANADA TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com WEB SITE: www.samex.com

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488       Fax:  (604) 870-9930

Item 2:

Date of Material Change

November 5, 2012

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on November 5, 2012 and was disseminated through the wire services of Marketwire.

Item 4:

Summary of Material Change

SAMEX Mining Corp. has commenced drilling at the Chimberos Property in Chile.  Drilling will explore beneath the historic Buena Esperanza silver mine to test what lies at depth below the complex fault zone and related replacement mantos-hosted silver-lead-zinc mineralization.

Item 5:

Full Description of Material Change

SAMEX Mining Corp. has commenced drilling at the Chimberos Property in Chile.  Drilling will explore beneath the historic Buena Esperanza silver mine to test what lies at depth below the complex fault zone and related replacement mantos-hosted silver-lead-zinc mineralization.

Program highlights include:

  SAMEX sampling from pit walls of the old Buena Esperanza mine workings and surrounding areas returned metal values ranging from detectable to 916 g/t silver, to 16 g/t gold, to 5% copper, to 17.4% zinc.

  Drilling will test for lateral extent of silver/zinc and gold/copper mantos zones.

  Drilling will test deeper levels of the Buena Esperanza fissure/fault zone for structurally controlled high-grade silver sulfide/sulfosalt and copper-gold sulfide mineralization.

  See graphic plates 1 and 2 with maps, cross-sections, target concept, geochemistry tables and photos related to this news release at www.samex.com.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean Director of the Issuer at (604) 870-9920 or toll free at 800 828-1488, who is knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 5th day of November, 2012.

“Larry D. McLean”

Director